UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-392179

CUSIP Number: 395392 10 2

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GREENROSE ACQUISITION CORP.

Full Name of Registrant

N/A

Former Name if Applicable

111 Broadway

Address of Principal Executive Office (Street and Number)

Amityville, NY 11701

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Greenrose Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Q3 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

As a result of recent guidance to Special Purpose Acquisition Companies by the SEC regarding redeemable equity instruments, the Company revisited its application of ASC 480-10-S99 on its financial statements. The Company had previously classified a portion of its common stock in permanent equity. In accordance with ASC 480-10-S99 and after discussion with the Company’s management, the Company’s audit committee concluded that all of its common stock should be classified as temporary equity.

The Company is working diligently to complete the review of the financial statements for the three months ended September 30, 2021 as soon as possible; however, given the scope of the process for determining the appropriate treatment of the redeemable equity in accordance with ASC 480-10-S99, the Company is unable to complete and file the Q3 2021 Form 10-Q by the required due date of November 15, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	William F. Harley III	516	346-5270
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

Certain statements included in this Current Report on Form 12b-25, which are not historical facts, are forward-looking statements. Such forward-looking statements speak only as of the date of this Current Report. These forward-looking statements are based on management’s current expectations, assumptions and beliefs regarding future events and are based on currently available information as to the outcome and timing of future events, certain of which are beyond the Company’s control, and actual results may differ materially depending on a variety of important factors. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects disclosed in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. Any or all of these occurrences could cause actual results to differ from those in the forward-looking statements, and the Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

GREENROSE ACQUSITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

November 15, 2021	By:	/s/ William F. Harley III
William F. Harley III Chief Executive Officer

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